

June 4, 2018

Leslie Moonves
Chairman and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

Re: CBS Corporation
Preliminary Information Statement on Schedule 14C
Filed May 25, 2018
File No. 001-09553

Dear Mr. Moonves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Cover Page

1. Please provide us with the basis for your statement that "the Purported Bylaw Amendments cannot become effective under controlling federal law and SEC rules until 20 days after the Information Statement is distributed to stockholders." Similarly, provide us with your analysis as to whether and how Exchange Act Rule 14c-2 preempts Delaware law with respect to the effectiveness of actions taken by written consent by holders of a majority of the Company's voting power.

<u>Votes Required, page 3</u>

2.   You disclose that "NAI is controlled by Mr. Sumner M. Redstone" through a trust, which owns 80% of the voting interest of NAI, and that such voting interest of NAI held by the SMR Trust will be voted solely by Mr. Sumner M. Redstone until his incapacity or death. However, we note that this disclosure is inconsistent with your assertion in your recent legal complaint that Ms. Shari Redstone controls NAI. Please revise your disclosure here, and in future filings, to clarify your understanding of who controls NAI.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Division of Corporation Finance
Office of Telecommunications